

April 6, 2012

<u>Via E-mail</u>
Mr. J. Braxton Carter
Chief Financial Officer
MetroPCS Communications, Inc.
2250 Lakeside Boulevard
Richardson, TX 75082-4304

> **Re: MetroPCS Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-33409**

Dear Mr. Carter:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-6</u>

<u>Revenues, page F-9</u>

1.   We refer to your sale of handsets to indirect retailers. With a view toward providing enhanced disclosure in future filings, please tell us the nature of any

Mr. J. Braxton Carter
MetroPCS Communications, Inc.
April 6, 2012
Page 2

       incentives or commissions you provide to your retailers and your accounting for
the related payments, including the timing of when the payments are recorded.
Provide your basis in U.S. GAAP.

2.   We see that for equipment sales to indirect retailers you defer revenue and the
related charges (i.e. net equipment subsidy) until service is activated by the end
customer. Tell us why you don't record the net equipment subsidy at the time of
shipment to the indirect retailer. In your analysis, tell us whether you consider the
indirect retailer an agent and how you applied the criteria in FASB ASC 605-45.
Additionally, tell us whether you have consignment arrangements with your
indirect retailers.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

       You may contact Leigh Ann Schultz at (202) 551-3628 or Carlos Pacho, Senior
Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding these
comments. You may also contact me at (202) 551-3815 with any other questions.

       Sincerely,

       /s/ Carlos Pacho for

       Larry Spirgel
       Assistant Director